Exhibit 3

THE BRINK'S COMPANY ANALYSIS OF STRATEGIC ALTERNATIVES By MMI INVESTMENTS, L.P. December 15, 2006

According to the publicly available 13D amendment filed by Pirate Capital LLC, the general partner of Jolly Roger Fund LP, on November 21, 2006, Jolly Roger Fund LP notified Brink's of its intent to make the following proposal (the "Stockholder Value Proposal") at the Brink's 2007 annual meeting of stockholders: "RESOLVED, that the stockholders of The Brink's Company recommend that the Board of Directors immediately engage a nationally recognized investment banking firm to explore all strategic alternatives (outside of the ordinary course of business) to increase stockholder value, including, but not limited to, the sale of the Company or a "Dutch" tender offer for the Company's common stock." While MMI Investments, L.P. ("MMI" or "we") has not discussed this intended Stockholder Value Proposal with Pirate Capital, Jolly Roger Fund or any other stockholder, we would expect, absent significant intervening actions by Brink's designed to increase stockholder value or a compelling argument in opposition, to support such proposal if presented at the Brink's 2007 annual meeting for the reasons described in this presentation.

This Presentation was prepared by MMI solely for the purpose of explaining MMI's expectation that it will support the intended Stockholder Value Proposal of the Jolly Roger Fund at the Brink's 2007 annual meeting of stockholders and the reasons for such intended vote. It may not be relied upon by any other person or used for any other purpose. We have not made any independent evaluation or appraisal of the assets, liabilities or solvency of Brink's. We have not been retained by Brink's to prepare this presentation and have not received any compensation therefore. We have not engaged, and do not have a current intention to engage, in a proxy solicitation (other than a solicitation exempt under SEC Rule 14a-2 should we elect to do so) with respect to the Brink's 2007 annual meeting of stockholders. While we believe that the analysts' reports referred to in this presentation reflect their respective best judgments on the dates of such reports, we have not independently reviewed the assumptions underlying those reports or the risks and uncertainties to which their analyses are subject. In the analysis of Brink's in this Presentation, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was available to us from publicly available sources. Any estimates and projections for Brink's contained herein involve numerous and significant subjective determinations, which may or may not prove to be correct. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of any such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future. This Presentation reflects our best current judgment and reflects assumptions we believe to be reasonable based on currently available information. However, this Presentation does not purport to address all potential alternatives, the relative merits of different alternatives or all risks, uncertainties or assumptions associated therewith. We believe that this Presentation must be considered as a whole. The views expressed herein are necessarily based on economic, market, financial and other conditions as they existed, and on the information publicly available to us, as we prepared this Presentation and we undertake no obligation to update or otherwise revise these materials.

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS This Presentation contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations and the beliefs and expectations of analysts and others, are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could", "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These statements include, among others, our statements and those of analysts or others regarding Brink's business outlook, anticipated financial and operating results, business strategy and means to implement the strategy, objectives, likelihood of success in implementing its strategy and achieving its objectives, market valuations of Brink's stock, and the extent of any interest of potential acquirors of Brink's and the price and timing and other terms upon which any acquisition of Brink's might be made. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our beliefs and assumptions (or those of analysts or others, as the case may be), which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding the potential receptiveness of the market to valuation of Brink's at levels reflecting multiples at which comparable companies are valued, the level of interest of any potential acquirors of Brink's and their valuations of Brink's, the effects on market valuations and any acquiror's interest in Brink's of its future performance (which future performance is itself subject to risks and uncertainties including those described under the caption "Risk Factors" in Item 1A of Brink's Annual Report on Form 10-K filed March 8, 2006 and in Brink's subsequent periodic reports filed with the SEC) and the manner in which any investment bank that may be engaged by Brink's performs that engagement. Forward-looking statements involve risks and uncertainties and assumptions could prove inaccurate. Accordingly, actual outcomes could differ materially from those contained in any forward-looking statement. You should recognize these statements for what they are and not rely on them as facts. Further, forward-looking statements speak only as of the date they are made, and, except to the extent required by law, we undertake no obligation to update publicly any of them in light of new information or future events.

TABLE OF CONTENTS Page The Brink's Conundrum 6 Strategic Alternatives Review 7 Strategic Acquisition 9 Leveraged Buyout 10 Split-Up 11 Leveraged Recapitalization 12 Additional Self-Tender 13 Conclusion 14 Footnotes & Appendices 15

THE BRINK'S CONUNDRUM MMI Investments, L.P. ("MMI") is the owner of 4,008,000 shares, or approximately 8.3% of the outstanding shares of The Brink's Company ("BCO"). MMI and Wall Street research analysts believe BCO is an industry leader with superior operational performance, excellent management and premier brands in the consolidating security industry. 1 During the last year BCO sold its last non-core subsidiary for twice the expected value, became a security pure-play, repurchased 17% of its stock and grew EBITDA and EPS by 19% and 38%, respectively. Despite all this,... WE BELIEVE BCO REMAINS SIGNIFICANTLY UNDERVALUED Trading Basis: 30%+ versus public peers on 2006 EBITDA multiples Strategic Transaction Basis: 35%+ versus LTM EBITDA multiples in comparable deals LBO Basis: 20%+ versus LBO value at 22.5% IRR IS IT TIME TO RETAIN A BANKER FOR A STRATEGIC ALTERNATIVES REVIEW?

STRATEGIC ALTERNATIVES REVIEW A strategic alternatives review does not compel action. It provides potential alternatives for an untenable situation: the chronic undervaluation of BCO stock. Clarifying several opaque, key valuation drivers that may not have been considered: Virtual defeasement of the legacy liabilities "This contribution will move us to a pretty comfortable funding level. Assuming a $200 million contribution is made, the VEBA balance will be near the high end of the $300 to $400 million range we have previously discussed with you." - Chairman & CEO Michael Dan, following the BAX sale and subsequent Voluntary Employees' Beneficiary Association Trust ("VEBA") contribution 2 Significant growth in EBITDA from 2006 to 2007 Due to the recovery in Brink's Inc. Europe and from BHS marketing errors, we believe 2007 EBITDA should increase by nearly 15% (see Appendix I). Legacy liability cash costs transitioning from operating burden to VEBA-funded Beyond fully-funded, we believe BCO will soon risk overfunding the VEBA with capital that legally cannot be recovered. We believe BCO will soon need to begin paying legacy liability cash costs from the VEBA - which could free up more than $225mm in free cash flow over the next five years. BHS cash flow potential from moderated subscriber growth BHS' impressive growth drives future revenue but starves current free cash flow. A moderation of BHS' subscriber growth to 5% for three years could generate nearly $200mm in incremental free cash flow - the lifeblood of an LBO transaction.

STRATEGIC ALTERNATIVES REVIEW A strategic alternatives review considers a range of options so if one should fail there are multiple alternatives. Our analysis suggests that BCO has several attractive alternatives to the unacceptable status quo, particularly given the current strength of the mergers and acquisitions market as well as the equity and credit markets. Strategic buyers potentially could pay $70 to $81 per share and still have the deal be accretive in the first full- year after closing WITHOUT the benefit of any synergies (see Appendix II). LBO buyers could potentially pay $70 to $73 per share and still generate a 22.5%+ IRR (see Appendix III) . The tax-free split-up of BCO's subsidiaries may lead to closer-to-peer valuations and a possible stock price of $75 to $77 per share (see Appendix IV). Leveraged recapitalization might achieve the goals of an LBO for the public shareholders, yielding a potential present value of $64 to $71 per share (see Appendix V). Self-tendering for 27% of outstanding stock (financed by additional debt) and staying the course with management's current business plan potentially could yield a net present value of $62 to $68 per share (see Appendix VI). We find this analysis compelling, but it is only academic without a canvassing of potential strategic acquirors, private equity firms and debt and equity markets to assess BCO's true value. WE BELIEVE THE BOARD OF DIRECTORS SHOULD RETAIN AN INVESTMENT BANKER TO CLARIFY BCO'S MAXIMUM VALUE, CANVASS THE MARKETS AND PROVIDE MULTIPLE STRATEGIC ALTERNATIVES TO ACHIEVE THAT VALUE. ACCORDINGLY, WE EXPECT TO SUPPORT THE STOCKHOLDER VALUE PROPOSAL.

STRATEGIC ACQUISITION We believe, and Wall Street research analysts agree, that there would be strong interest from a wide range of potential strategic acquirors for BCO. "We believe both Brink's Inc. & BHS are the best of- breed co's in their respective security niches, which could command premium multiples. We can see several potential buyers, not the least of which might be management in the case of Brink's Inc." - Jeff Kessler, Lehman Brothers research analyst1 According to Friedman Billings Ramsey research analyst Michael Hoffman, "Strategic buyers could include United Technologies, General Electric and Siemens."3 We believe these three buyers or a smaller pure-play security company could pay $70 to $81 in cash per share and still have an accretive deal in the first full year excluding the expected benefits of synergies (see Appendix II). Were BCO valued at the mean multiples of LTM EBITDA or forward EBITDA in the identified precedent transactions, BCO shares would be worth $80 or $77, respectively (see Appendix II). "The global security market, as well as each individual subsector, remains relatively fragmented, and inevitably, every time a security company rises to leadership in a given niche, it becomes an attractive acquisition candidate." - Jeff Kessler, Lehman Brothers research analyst4

BCO

LEVERAGED BUYOUT

- We believe BCO's strong brands, leading performance and recurring revenue and earnings would also attract significant interest from private equity sponsors.
  - **HOWEVER, we believe BCO's true cash flow (and thus attractiveness to private equity firms) is masked by the shielding of the VEBA assets, disappointing margin performance in 2006, and aggressive BHS growth:**
    - VEBA assets can be used for the legacy liabilities ONLY and cannot be retrieved. We estimate the overfunding inflection point may be achieved in 2007. We believe BCO should soon begin to tap the VEBA for the legacy liability cash costs – which should free up more than $225mm in free cash flow over the next five years.
    - Following the restructuring of Brink's Inc. European operations and BHS' marketing program, operating margin rebounded to 7.4% in the third quarter, versus 6.6% in the first half of 2006. We believe this improvement and continued growth in both divisions should yield a nearly 15% increase in EBITDA in 2007. We believe that in order to properly consider this growth and the likely timeline of any transaction, the financial models of an alternatives review should be run off of the 2007 forecast.
    - BHS capex is largely new subscriber installations, with yearly maintenance capex below $5mm we believe.
    - Moderation of BHS subscriber growth to 5% for three of the next five years, by management directive or continued slowdown in housing or the general economy, could potentially generate an incremental $200mm in free cash flow over the life of an LBO.
- These considerations significantly alter what one could expect from an LBO (see Appendix III):

	BHS 10% Subscriber Growth	BHS 5% Subscriber Growth
2006	$62.40	$65.10
2007	$70.00	$73.25

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SPLIT-UP While we believe the overall trend has been toward consolidation within Security Services, BCO's businesses are dissimilar in many ways and may be more efficiently run as separate entities. BCO's divisions allocate capital differently in terms of growth versus maintenance, and potentially have different abilities to access capital markets for growth, acquisitions and compensation of employees. We believe BCO's divisions presently have few operational synergies, different geographic footprints and require different management skillsets. Management may be able to guide each more skillfully as separate entities. BCO shareholders may enjoy an improved valuation on a tax-free basis upon a split-up. Brink's Inc. and BHS may command different valuations as separate entities, as suggested by the discrepancy in acquisition and trading multiples for these businesses (see Appendices II and IV). Based on comparable forward trading multiples, a split-up BCO may be worth $75 to $77 per share. $78 to $83 per share if Brink's Inc. subsequently assumed 2x debt/EBITDA leverage and completed a $360mm buyback. BCO competitor and comparable Securitas AG has elected to split itself into separate pure-play guarding, integration, monitoring and cash-in-transit security services companies. Securitas' stock(s) increased 21% from one month prior to the split to 12/14/06 5 Lehman Brothers research analyst Jeff Kessler estimates a sum-of-the-parts valuation of BCO based on his 2007 earnings estimate to be worth $78. 6

LEVERAGED RECAPITALIZATION BCO's strong, recurring cash flow (including potential from moderated BHS growth) and underleveraged capital structure make it a candidate for a leveraged recapitalization. LBO Economics for the benefit of public shareholders (see Appendix V) Year 1: assumption of 4x debt/EBITDA, $31/share special dividend Year 5: 2.0x debt/EBITDA, $53.29 to $64.82 stub equity value per share (assuming risk adjustment of 10% to projected EBITDA and multiple range of plus or minus 0.5x from current multiple) Special dividend plus NPV (assuming discount rate of 10%) of year 5 stub equity: $64 to $71 per share (see Appendix V) Risks: leverage, execution, "dead-money" stock for 5+/- years. Benefits: attractive returns, 40% to 50% of value assured day one.

ADDITIONAL SELF-TENDER BCO has sought a major acquisition unsuccessfully due, we believe, to the aggressive multiples paid in security services M&A (as evidenced by the robust price paid for HSM Electronic Protection Services, Inc. on December 14, 2006). Private equity growth, laxity of debt markets and strong balance sheets & valuations suggest that BCO's disciplined approach to M&A will continue to be unsuccessful in bidding for acquisitions. Another possible use of BCO's buying power, aligned with management's prior strategy, would be continued buyback activity. The NPV of 2009 and 2011 valuations following an additional self-tender yield $62 and $68 per share, respectively (see Appendix VI) Assumptions include 10% discount rate, 10%/year risk adjustments, static multiple Buyback assumptions: assumption of 2.0x debt/EBITDA leverage, repurchase of approximately 27% of the outstanding stock

CONCLUSION BCO has experienced chronic and severe undervaluation. A strategic alternatives review will provide options to address this untenable situation, but does not compel action. Moreover, going through a costly and time-consuming proxy contest during the first half of 2007 unnecessarily risks missing the current window of opportunity. BCO may have several attractive options that can be prioritized on potential return, risk and timing. Certain of these can be explored simultaneously. BCO's current strategies, operational execution and acquisitions, have been met thus far with market indifference and failure, respectively. IF A COMPANY GROWS PROFITABLY BUT IS NOT REWARDED FOR IT, AN ALTERNATIVE STRATEGY MAY BE NECESSARY. IF MULTIPLES ARE TOO HIGH TO BE A BUYER, PERHAPS ONE SHOULD BE A SELLER.

FOOTNOTES

BCO

FOOTNOTES

1. "Pirate Nudges Company Again". Lehman Brothers Equity Research. Author: Jeffrey T. Kessler. November 21, 2006.
2. Michael Dan's comments regarding legacy liabilities on the BCO conference call to discuss the sale of BAX Global. November 16, 2005.
3. "BCO: Is it for Sale? Reiterating Outperform". Friedman, Billings, Ramsey & Co. Inc. Author: Michael E. Hoffman. August 9, 2006.
4. "Security Annual 2006". Lehman Brothers Equity Research. Author: Jeffrey T. Kessler. November 7, 2006.
5. Based on closing stock prices for Securitas, Securitas Direct, and Securitas Systems through 12/14/06. The final spin-off is expected to be completed during the first half of 2007.
6. "Raising PT to $70". Lehman Brothers Equity Research. Author: Jeffrey T. Kessler. December 14, 2006.
7. "Splitting Up". Credit Suisse Equity Research. Author: Rob Harris. February 9, 2006.
8. "Q4 results and De-merger Thoughts". Dresdner Kleinwort Wasserstein Securities Limited. Author: David Greenall. February 9, 2006.
9. "Breaking Up is Not So Hard to Do". UBS Investment Research. Author: Jaime Brandwood. February 9, 2006.
10. "Focusing on Multiple Valuation Scenarios". Morgan Stanley Equity Research. Author: David Allchurch. February 10, 2006.
11. "Valuation Supported By Break Up". Merrill Lynch Equity Research. Author: Andrew C. Ripper. February 13, 2006.
12. "Break-up Creates Value". Handelsbanken Capital Markets. Author: Torben Sand. February 10, 2006.
13. Company Press Release. Securitas AB. February 9, 2006.

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APPENDIX I: EBITDA BRIDGE The analyses set forth in this Presentation (including the footnotes and appendices) reflect a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and, therefore, such analyses are not readily susceptible to partial analysis or summary description. Each of the analyses conducted was carried out in order to provide a different perspective and add to the total mix of information available. We did not form a conclusion regarding any individual analysis, considered in isolation. Accordingly, notwithstanding the separate analyses described herein, we believe that such analyses must be considered as a whole and that selecting portions of the analyses and factors, without considering all analyses and factors, may create an incomplete view. None of the selected companies is identical to BCO and the transactions selected for review are not intended to be representative of the entire range of possible transactions. Accordingly, any analysis of the selected publicly traded companies necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies and any analysis of selected transactions necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of BCO relative to the values of the companies in the selected transactions. The analyses herein are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses. We make no representation herein as to the price at which BCO common stock will trade at any future time. Such trading prices may be affected by a number of factors, including but not limited to changes in prevailing interest rates and other factors which generally influence the price of securities, adverse changes in the current capital markets, and the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of BCO or in the industries it participates in.

2006 to 2007 EBITDA BRIDGE

APPENDIX II: STRATEGIC TRANSACTION

PRECEDENT TRANSACTIONS

ACCRETION-DILUTION ANALYSIS

APPENDIX III: LEVERAGED BUYOUT

2007 LBO MODEL - 10% BHS GROWTH Transaction Summary Transaction Summary

Income Statement 2007 LBO MODEL - 10% BHS GROWTH

Cash Flow 2007 LBO MODEL - 10% BHS GROWTH

Equity Returns 2007 LBO MODEL - 10% BHS GROWTH

Credit Statistics 2007 LBO MODEL - 10% BHS GROWTH

2007 LBO MODEL - 5% BHS GROWTH Transaction Summary Transaction Summary

Income Statement 2007 LBO MODEL - 5% BHS GROWTH

Cash Flow 2007 LBO MODEL - 5% BHS GROWTH

Equity Returns 2007 LBO MODEL - 5% BHS GROWTH

Credit Statistics 2007 LBO MODEL - 5% BHS GROWTH

2006 LBO MODEL - 10% BHS GROWTH Transaction Summary Transaction Summary

Income Statement 2006 LBO MODEL - 10% BHS GROWTH

Cash Flow 2006 LBO MODEL - 10% BHS GROWTH

Equity Returns 2006 LBO MODEL - 10% BHS GROWTH

Credit Statistics 2006 LBO MODEL - 10% BHS GROWTH

2006 LBO MODEL - 5% BHS GROWTH Transaction Summary Transaction Summary

Income Statement 2006 LBO MODEL - 5% BHS GROWTH

Cash Flow 2006 LBO MODEL - 5% BHS GROWTH

Equity Returns 2006 LBO MODEL - 5% BHS GROWTH

Credit Statistics 2006 LBO MODEL - 5% BHS GROWTH

APPENDIX IV: SPLIT-UP

PUBLICLY TRADED COMPARABLES

SPLIT-UP Split-Up Value Without Additional Leverage

SPLIT-UP Split-Up Value With Share Buyback at Brink's Inc.

Street opinions regarding the Securitas split: Credit Suisse: "Securitas believes that as security markets have evolved there is a greater demand for tailored solutions and specialist operations and that this is best achieved with independent operations. . . . The break up of the business should crystallize some of the value in the underlying operations." 7 Dresdner Kleinwort: "We believe the major catalyst has been underperformance both operationally and share price wise over the past 5 years. With the market in its current mood, where any corporate action appears to be taken positively and with the historic examples of Bunzl and Hays in the sector, it is perhaps no surprise that the stock had such a pop yesterday." 8 UBS: "Strategically, we were never huge believers in 'guarding+electronic' as a combined offer in major markets . . . we believe the break-up should unlock value." 9 Morgan Stanley: "We applaud the demerger plans and see scope for four well managed businesses to grow and become bigger, stronger players in their respective industries." 10 Merrill Lynch: "We believe that Securitas' break up into four discrete security companies will act as a catalyst for improved performance and the emergence of greater speculative interest." 11 Handelsbanken: "Although surprising in magnitude, we believe the move will vitalize both growth and profitability, and we regard it as highly value-creating." 12 SECURITAS AB - SPIN-OFF PRECEDENT

Securitas comments regarding the split: Thomas Berglund, CEO: "Our decision to create and list three new companies and release the entrepreneurial spirit is a logical step considering our history and our ambitions for the future. It is a clear signal to customers, employees and the financial markets that we intend to stay ahead". 13 Melker Schorling, Chairman of the Board: "Securitas has been a successful Swedish blue-chip company in terms of increasing shareholder value during the last 15 years as a public company. The drivers for the development has been and will be specialization and focus on core business". 13 SECURITAS AB - SPIN-OFF PRECEDENT

APPENDIX V: LEVERAGED RECAPITALIZATION

Transaction Summary LEVERAGED RECAPITALIZATION LEVERAGED RECAPITALIZATION

Income Statement LEVERAGED RECAPITALIZATION

Cash Flow LEVERAGED RECAPITALIZATION

Equity Returns LEVERAGED RECAPITALIZATION

Credit Statistics LEVERAGED RECAPITALIZATION

APPENDIX VI: ADDITIONAL SELF-TENDER

ADDITIONAL SELF-TENDER